FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of May, 2012

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X    Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____No   X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
4 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

An announcement regarding change of company secretary of Huaneng Power International, Inc. (the “Registrant”), made by the Registrant on May 4, 2012.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

CHANGE OF COMPANY SECRETARY

On 3 May 2012, Mr. Du Daming is appointed as the Company Secretary of the Company. The Company has applied for, and the Stock Exchange has granted the Company, a conditional waiver from strict compliance with Rule 3.28 of the Hong Kong Listing Rules until 2 May 2015.

Reference is made to the announcements published by Huaneng Power International, Inc. (the “Company”) on 7 March 2012 and 21 March 2012, respectively.

On 3 May 2012, Mr. Du Daming is appointed as the Company Secretary of the Company. Mr. Du, Vice President of the Company, currently does not possess the qualification as required under Rule 3.28 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) (the “Hong Kong Listing Rules”). The Company has engaged Mr. Zhang Xinmin (“Mr. Zhang”), who is a fellow member of the Association of Chartered Certified Accountants and a member of the Hong Kong Institute of Certified Public Acountants, to provide assistance to Mr. Du until 2 May 2015 to enable Mr. Du to discharge his duties as Company Secretary.

In respect of Mr. Du’s appointment, the Company has applied for, and the Stock Exchange has granted, a conditional waiver from strict compliance with Rule 3.28 of the Hong Kong Listing Rules for a period of three years commencing from 3 May 2012. The Company shall notify the Sock Exchange at the end of the waiver period for the Stock Exchange to re-visit the situation.

By Order of the Board
Huaneng Power International, Inc.
Cao Peixi
Chairman

As at the date of this announcement, the directors of the Company are:

Cao Peixi	Shao Shiwei
(Executive Director)	(Independent Non-executive Director)
Huang Long	Wu Liansheng
(Non-executive Director)	(Independent Non-executive Director)
Li Shiqi	Li Zhensheng
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Qi Yudong
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Zhang Shouwen
(Executive Director)	(Independent Non-executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)
Guo Hongbo
(Non-executive Director)
Xu Zujian
(Non-executive Director)

Huang Mingyuan
(Non-executive Director)

Beijing, the PRC
4 May 2012

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By	/s/ Du Daming
Name:	Du Daming
Title:	Company Secretary

Date:    May 4, 2012